Pricing Supplement # 2
(To Prospectus dated July 23, 2001, as supplemented by Prospectus
Supplement dated August 30, 2001)

$175,000,000

5.625% Medium-Term Notes Due October 1, 2010

Interest payable March 1 and September 1

The Notes offered hereby have the identical terms and provisions (other than the price to public) as, and constitute a further issuance of, and will form a single series with, our 5.625% Notes due October 1, 2010 which we previously issued in principal amount of $25,000,000 on October 3, 2001. The Notes will have the same CUSIP number and will trade interchangeably with those previously issued notes immediately upon settlement. Upon completion of the offering, the aggregate principal amount of our 5.625% Notes due October 1, 2010 outstanding will be $200,000,000.

The Notes will mature on October 1, 2010. The Notes will not be subject to redemption prior to maturity. Interest will accrue from October 3, 2001.

J.P Morgan Securities Inc. has agreed to purchase all of the Notes from us under a Distribution Agreement, dated August 30, 2001, and a related Terms Agreement, dated October 3, 2001.

	Price to Public *	Discounts and Commissions	Proceeds to the Company *
Per Note	100.637%	.600%	100.037%
Total	$176,114,750	$1,050,000	$175,064,750

* Plus accrued interest from October 3, 2001 in the amount of $937.50 per $1,000,000 principal amount of the Notes.

We expect that delivery of the Notes will be made to investors on or about October 9, 2001.

JPMorgan

October 3, 2001